U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-38397

FARMMI, INC.

F1 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

As previously disclosed, on July 15, 2021, Farmmi, Inc. (the “Company”) convened its annual general meeting of shareholders (the “AGM”), which was adjourned to July 22, 2021. The number of shares represented at this meeting in person or by proxy was less than 63,184,730 Ordinary Shares by 10:30 A.M. on July 22, 2021. Because at the reconvened meeting a quorum was not present within a half an hour from the appointed for the meeting to commence, the members present shall be a quorum under the Company’s Memorandum and Articles. Shareholders were present. Therefore, a quorum was constituted and the AGM was properly convened.

The following is a brief description of the final voting results for the proposals submitted to a vote of the shareholders at the reconvened AGM on July 22, 2021.

1.  Shareholders elected the following five directors to the Company’s board of directors to hold office for a one-year term expiring at the annual meeting of shareholders in 2022 or until their successors are elected and qualified. The votes for each of the nominees were as follows:

	For	Against	Abstained
Yefang Zhang	18,857,336	612,767	431,220
Zhengyu Wang	18,154,293	636,507	440,887
Qinyi Fu	18,140,879	583,136	507,672
Hongdao Qian	18,109,377	682,792	439,518
Hui Ruan	18,142,363	1,365,584	879,036

2.  Shareholders ratified the appointment of YCM CPA Inc. as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2021. The votes regarding this proposal were as follows:

For	Against	Abstained
37,073,039	534,448	497,779

3. Shareholders approved the Amendment to the Authorized Share Capital. The votes regarding this proposal were as follows:

For	Against	Abstained
15,035,981	3,854,900	340,806

4. Shareholders approved the Company’s Second Amended and Restated Memorandum and Articles of Association. The votes regarding this proposal were as follows:

For	Against	Abstained
17,719,134	4,372,550	515,135

5. Shareholders approved the Company’s 2021 Share Incentive Plan. The votes regarding this proposal were as follows:

For	Against	Abstained
15,933,802	2,790,151	507,734

6.  Shareholders approved such other business as may properly come before the meeting or any adjournment thereof. The votes regarding this proposal were as follows:

For	Against	Abstained
16,021,452	2,512,788	697,547

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FARMMI, INC.

By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer

Dated: July 27, 2021